UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

INFLARX N.V.

On November 15, 2021, InflaRx N.V. issued a press release titled “InflaRx Announces Positive Data from Phase II IXCHANGE Study with Vilobelimab in ANCA-associated Vasculitis (AAV).” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with a conference held by H.C. Wainwright & Co., LLC the Company updated and presented its corporate presentation (the “Corporate Deck”). The Corporate Deck is attached hereto as Exhibit 99.2 and is incorporated by reference herein. The Corporate Deck and the presentation are also available on the Company’s website located at www.inflarx.de.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: November 15, 2021	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 15, 2021
99.2	InflaRx N.V. November 2021 Corporate Presentation

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